UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               ( Amendment No. 5 )



                                 Timeline, Inc.
         ---------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
         ---------------------------------------------------------------
                         (Title of Class of Securities)



                                   887336 10 5
         ---------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        --
          Rule 13d-1(b)
        --

        --
        X Rule 13d-1(c)
        --

        --
          Rule 13d-1(d)
        --



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


        Names of Reporting
       1.Persons.......................... Charles R. Osenbaugh
         I.R.S. Identification Numbers of Reporting Persons (entities only)............................
--------------------------------------------------------------------------------

      #2.Check Appropriate Box if a Member of a Group:
              --
         (a)
              --

              --
         (b)
              --

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       3.SEC Use Only
--------------------------------------------------------------------------------

       4.Citizenship or Place of Organization ......................U.S. citizen
--------------------------------------------------------------------------------

         Number of Shares Beneficially Owned by Each Reporting Person With:
         -----------------------------------------------------------------------

             5.  Sole Voting Power ......................................555,537

             6.  Shared Voting Power ....................................196,573
         -----------------------------------------------------------------------

             7.  Sole Dispositive Power .................................555,537
         -----------------------------------------------------------------------

             8.  Shared Dispositive Power ...............................196,573
--------------------------------------------------------------------------------

       9.Aggregate Amount Beneficially Owned by Each Reporting Person ...752,110
--------------------------------------------------------------------------------

                                                                             ---
     #10.Check Box if Aggregate Amount in Row "9" Excludes Certain Shares ... X
                                                                             ---

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      11.Percent of Class Represented by Amount in Row "9".................17.5%
--------------------------------------------------------------------------------

     #12.Type of Reporting Person ............................................IN
--------------------------------------------------------------------------------



#See Instructions.

Item 1.(a)   Issuer ...........................Timeline, Inc.
       (b)   Principal Executive Offices ......3055 - 112th Avenue NE, Suite 106
                                               Bellevue, Washington  98004
Item 2.(a)   Person Filing ....................Charles R. Osenbaugh
       (b)   Principal Business Office or,
             if none, Residence................c/o Timeline, Inc.
                                               3055 - 112th Avenue NE, Suite 106
                                               Bellevue, Washington  98004
       (c)   Citizenship ......................U.S. citizen
       (d)   Title of Class of Securities .....Common Stock
       (e)   CUSIP Number .....................887336 10 5
Item 3.Statement Filed Pursuant (S). 240.13d-1(b) or (S). 240.13d-2(b) or (c),
by:
                --
          (a)     Broker or dealer registered under Act(S). 15 (15 U.S.C. 78o)
                --

                --
          (b)     Bank as defined in Act(S).3(a)(6) (15 U.S.C. 78c)
                --

                --
          (c)     Insurance company as defined in Act(S). 3(a)(19)
                --  (15 U.S.C. 78c)


                --
          (d) Investment company registered under(S). 8, Investment Company -- Act of 1940 (15 U.S.C. 80a-8)

                --
          (e)     Investment adviser in accordance with(S).
                --  240.13d-1(b)(1)(ii)(E)


                --
          (f) Employee benefit plan or endowment fund in accordance -- with(S). 240.13d-1(b)(1)(ii)(F)


                --
          (g) Parent holding company or control person in accordance -- with(S). 240.13d-1(b)(1)(ii)(G)


                --
          (h) Savings association as defined in(S). 3(b), Federal Deposit -- Insurance Act (12 U.S.C. 1813)



                --
          (i) Church plan excluded from the definition of an investment -- company under(S).3(c)(14), Investment Company Act of 1940
                    (15 U.S.C. 80a-3)

                --
          (j)     Group, in accordance with(S). 240.13d-1(b)(1)(ii)(J)
                --


          Statement Filed Pursuant (S). 240.13d-1(c)       ---
           (if applicable, check box)                  .... X
                                                           ---

   Item 4.Ownership of Securities Identified in Item 1.
          (a)   Amount beneficially owned ...........................   752,110
          (b)   Percentage of class .................................  17.5% (3)
          (c)   Number of shares as to which such person filing has:
                (i)  sole power to vote or direct the vote ..........555,537 (1)
                (ii) shared power to vote or to direct the vote .....196,573 (2)
                (iii)sole power to dispose of or direct disposition .555,537 (1)
                (iv) shared power to dispose of or
                      direct disposition.............................196,573 (2)
 ................................................................................

(1) The 555,537 shares beneficially owned by Reporting Person consist of (a) 318,436 shares owned directly, (b) 94,776 shares subject to options exercisable by Reporting Person within 60 days of the date of hereof, (c) 17,325 shares subject to fully-vested warrants granted to Reporting Person in connection with certain Issuer loan guarantees, and (d) 125,000 shares subject to options granted to Reporting Person and vesting incrementally based on specified closing price of over-the-counter trading of Issuer's common stock, i.e. 100,000 vest when trading closes at or above $5 for ten consecutive days and 25,000 vest when trading closes at or above $7.50 for ten consecutive days, or all vest seven years from the date of issuance if Reporting Person is still employed by Company. Does not include (a) 15,015 shares held in an individual requirement account belonging to Reporting Person's spouse, and (b) an aggregate of 2,000 shares held in the names of Reporting Person's children, for which shares Reporting Person disclaims beneficial interest.

(2) Consists of 196,573 shares held in the Timeline Employee Stock Ownership Plan for which the Reporting Person serves as a trustee and has shared voting rights.

(3) Calculated in accordance with Exchange Act Rule 13d-3; based on 4,290,599 shares of common stock, consisting of 4,053,498 shares outstanding as of close of business on January 15, 2002 (as reflected in Issuer's Form 10-QSB for the quarter ended December 31, 2001), and 237,101 shares subject to options and warrants granted to Reporting Person and exercisable within 60 days of the date of this Amendment to Schedule 13G.

Item 5. Ownership of Five Percent or Less of Class. (if filing to report cessation of beneficial ownership of more than five percent of class, check box) ... [ ]

Item 6. Ownership of More than Five Percent of Class on Behalf of Another .....
        [not applicable]

Item 7. Identification and Classification of Subsidiary Which Acquired
        Security Being Reported on By Parent Holding Company .. [not applicable]

Item 8. Identification and Classification of Members of Group ..[not applicable]

Item 9. Notice of Dissolution of Group .........................[not applicable]

Item 10.Certification .........................................................


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 8, 2002
                            ----------------------------------------------------
                                                    (Date)
                            X              /s/ Charles R. Osenbaugh
                            ----------------------------------------------------
                                                  (Signature)
                                             Charles R. Osenbaugh
                            ----------------------------------------------------
                                                 (Name/Title)